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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                   ___________________________


                            FORM 11-K

                          ANNUAL REPORT
                Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934


(Mark One):

 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
- - ---  SECURITIES EXCHANGE ACT OF 1934
     For the plan year ended December 31, 1993

                               OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
- - ---  SECURITIES EXCHANGE ACT OF 1934
     For the transition period from  ________ to ________

Commission file number 1-9576

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               SECOND AMENDED AND RESTATED OWENS-ILLINOIS, INC.
               NON-UNION RETIREMENT AND SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               OWENS-ILLINOIS, INC.
               One Seagate
               Toledo, Ohio  43666
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                      REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

     1.   Financial statements

          *    Report of Independent Auditors
          * Statements of Net Assets Available for Benefits with Fund Information as of December 31, 1993 and December 31, 1992
          * Statements of Changes in Net Assets Available for Benefits with Fund Information for the years ended December 31, 1993 and December 31, 1992
          *    Notes to Financial Statements

          Schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

     2.   Exhibits

          (23) Consent of Independent Auditors

                           SIGNATURES

          Pursuant to the requirements of the Securities Exchange
Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                         SECOND AMENDED AND RESTATED
                         OWENS-ILLINOIS, INC.
                         NON-UNION RETIREMENT AND SAVINGS PLAN

Dated:  June 28, 1994              By:  Owens-Illinois
                                   Employee Benefits Committee
                                   Plan Administrator


                                   By:   /s/D.W. Pennywitt
                                         -----------------------
                                         D.W. Pennywitt
                                         Chairman


                                         /s/R.D. Lewis
                                         -----------------------
                                         R.D. Lewis
                                         Secretary
                             -2-